UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

016259103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210 Attn: Max Eisenberg (855) 787-3500	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259103	Page 2 of 6

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,090,769
	8.	Shared Voting Power See response to Row 7 above.
	9.	Sole Dispositive Power 3,090,769
	10.	Shared Dispositive Power See response to Row 9 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,769
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 016259103	Page 3 of 6

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPEF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,586
	8.	Shared Voting Power See response to Row 7 above.
	9.	Sole Dispositive Power 57,586
	10.	Shared Dispositive Power See response to Row 9 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,586
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 016259103	Page 4 of 6

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2010 and amended by Amendment No. 1 on February 14, 2012 (collectively, the “Schedule 13D”) by the Reporting Persons with respect to shares of Common Stock beneficially owned by the Reporting Persons. The “Reporting Persons” are, collectively, Polaris Venture Partners IV, L.P. (“PVP”), and Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPEF”). This Amendment No. 2 is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth therein. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background.

(c) Flint and McGuire are the managing members of PVM IV.

The principal business address of each of the Reporting Persons is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, MA 02210.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 70,087,878 shares of Common Stock outstanding as of November 7, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission of November 9, 2018.

(a) – (b) PVP directly beneficially owns 3,090,769 shares of Common Stock, or approximately 4.4% of the Common Stock outstanding. PVPEF directly beneficially owns 57,586 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), as the general partner of PVP and PVPEF, may be deemed to indirectly beneficially own the securities owned by PVP and PVPE and have sole voting and dispositive power with respect to the shares held by each of PVP and PVPEF. Jonathan Flint and Terrance McGuire, the managing members of PVM IV, may be deemed to have shared voting and dispositive power with respect to the shares held by each of PVP and PVPEF. Each of PVM IV, Flint and McGuire disclaim beneficial ownership of the shares held by each of PVP and PVPE, except to the extent of their respective pecuniary interests therein.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding.

CUSIP No. 016259103	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	POLARIS VENTURE PARTNERS IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	*
	Title:	Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	*
	Title:	Managing Member

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

This Schedule 13D Amendment No. 2 was executed pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.